VASCO Data Security International, Inc.

1901 S. Meyers Road, Ste. 210

Oakbrook Terrace, IL 60181

September 25, 2015

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, NE

Washington, D.C. 20549

Mailstop 4561

Attention:	David Edgar
Kathleen Collins

Re:	Vasco Data Security International, Inc.
Form 10-K for Fiscal Year Ended December 31, 2014
Filed March 13, 2015
File No. 000-24389

Dear Mr. Edgar and Ms. Collins:

Set forth below are the responses of VASCO Data Security International, Inc. (referred to herein using the words “VASCO”, “Company”, “we”, “our” and “us”) to your letter of comment dated September 11, 2015 (the “Letter”) relating to the above-referenced Form 10-K (sometimes referred to herein as the “the Form 10-K”). The comments from the Letter are repeated below.

Form 10-K for Fiscal Year Ended December 31, 2014

Item 1 – Business

Consolidated Statements of Operations, page F-4

1. We note that a part of your growth strategy includes increasing the adoption of your Authentication-as-a-Service and cloud-based solutions, which include your DIGIPASS as a Service and MYDIGIPASS solutions. In addition, you continue to offer post contract support services to your customers. Tell us how you considered Rule 5-03(b)(1) and (2) of Regulation S-X to separately disclose product and service revenue and their respective cost on the face of your consolidated statements of operations.

Response:

We do not believe that revenue from our Authentication-as-a-Service and cloud-based solutions, which include our DIGIPASS as a Service and MYDIGIPASS solutions, or our post-contract support revenues qualify for separate disclosure under Rule 5-03(b)(1) and (2) of Regulation S-X.

While we agree that both our service offerings and our post-contract support activities would likely meet the definition of services under Rule 5-03(b)(1)(d), neither item individually or in the aggregate would equal or exceed 10% of our consolidated revenue as required in Rule 5-03(b).

As noted in Item 1 – Business in our Form 10-K, revenues generated from our Authentication-as-a-Service and cloud-based solutions have been minimal to date and are far below the 10% disclosure threshold defined in Rule 5-03(b) of Regulation S-X. We have highlighted these products in our Form 10-K, however, because we believe that these products have the potential to provide future growth as they will make two-factor authentication more affordable and readily available to user and application markets.

Our post-contract support services primarily include revenues generated by providing maintenance and support services for our customers. While revenues from post-contract support have been and are expected to continue to be a valuable source of revenue for the Company, total revenue from these items have consistently been less than 10% of our consolidated revenue.

Note 7 – Income Taxes, page F-16

2. We note that as of December 31, 2014 and 2013, unremitted foreign earnings that were considered permanently invested were $83,122 and $50,398, respectively. Please tell us what consideration was given to disclosing the amount of the unrecognized deferred tax liability associated with such unremitted foreign earnings or providing a statement that determination is not practicable. Refer to ASC 740-30-50-2(c).

Response:

We have not calculated the amount of deferred tax liability that may be attributable to unremitted foreign earnings that were considered permanently invested because we do believe that it is impracticable to compute a number that would be meaningful. We will add a statement to that effect in our next filing on Form 10-K.

Note 13 – Commitment and Contingencies, page F-24

3. We note your discussion in Item 3 regarding the notice of potential claim related to DigiNotar received in January 2015. Similarly, we note your disclosures in Item 1 to the June 30, 2015 Form 10-Q regarding the July 28, 2015 class action complaint. Please tell us your consideration to provide footnote disclosures as required by ASC 450 with regards to these matters.

Response:

We provided disclosure of the actions in accordance with Item 103 of Regulation S-K to provide transparency to our investors. As noted in Item 3 on Form 10-K and Item 1 on Form 10-Q we did not believe that either case would have a material adverse effect on our business, financial condition or results of operations.

We did not include the disclosure in the footnotes to the financial statements of either Form 10-K or 10-Q, because we did not believe that the standard for disclosure under ASC 450-20-50-3 (i.e., reasonable possibility that a loss may have been incurred) was met. Given the fact, however, that we will spend the monies needed to defend both cases vigorously, we will add similar disclosures in the contingency footnote to the financial statements in our future filings on Forms 10-Q and 10-K.

We acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the Company’s responses or this letter, please contact Matthew S. Brown or the undersigned.

Matthew S. Brown	Clifford K. Bown
Katten Muchin Rosenman LLP	VASCO Data Security International, Inc.
525 West Monroe Street	1901 South Meyers Road, Ste. 210
Chicago, Illinois 60661-3693	Oakbrook Terrace, IL 60181
Phone: 312 902-5207	Phone U.S.: 630 932-8844 x3304
Fax: 312 902-1061	Fax U.S.: 630 932-8852
Email: matthew.brown@kattenlaw.com	Email: cbo@vasco.com

Sincerely,

/s/ Clifford K. Bown
Clifford K. Bown
Executive Vice President and Chief Financial Officer